# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OS Therapies Inc, CIK 0001795091
CUSIP: 68764Y207
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, Maryland (MD), 21638
Date of event which requires filing of this statement: 07/29/2025
Amends the filing with accession number 0001641172-25-009544
Filed by CIK 0002048828
Persons authorized to receive notices and communications: Shalom Auerbach, 15 Atlantic Avenue,, Suite M2, Lynbrook, New York (NY), 11563, 917-364-7051; Einodmil LLC, 396 Oakland Avenue,, Cedarhurst, New York (NY), 11516, 917-364-7051

## Reporting persons
- Shalom Auerbach (CIK 0002048828): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 2,677,570; shared voting power 0; sole dispositive power 2,677,570; shared dispositive power 0; aggregate amount beneficially owned 2,677,570 (8.5% of the class)
  Comment: See Item 5 for additional information.
- Einodmil LLC (CIK 0002048829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,654,199; shared voting power 0; sole dispositive power 2,654,199; shared dispositive power 0; aggregate amount beneficially owned 2,654,199 (8.4% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: OS Therapies Inc
Address of issuer's principal executive offices: 115 Pullman Crossing Road, Suite #103, Grasonville, Maryland (MD), 21638
Comment: Item 1 of the Schedule 13D is hereby supplemented as follows: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in Item 2 of the Schedule 13D) with the SEC (as defined in Item 5 of the Schedule 13D) on January 17, 2025 (the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported on the Schedule 13D or the Schedule 13D/A filed by the Reporting Persons with the SEC on February 28, 2025 ("Amendment No. 1"), March 12, 2025 ("Amendment No. 2") and May 9, 2025 ("Amendment No. 3"). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No 1, Amendment No. 2 and Amendment No. 3, as applicable. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 5 of this Amendment is hereby incorporated by reference in its entirety into this Item 3.

On July 3, 2025, Einodmil sold 10,000 shares of Common Stock, which were effected on the open market at a price per share of approximately $2.10 for proceeds of approximately $20,695 (the "July 3, 2025 Sales").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby supplemented as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,677,570 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 8.5% of the Issuer's outstanding shares of Common Stock (based on 31,624,076 shares of Common Stock issued and outstanding as of July 29, 2025 as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on August 4, 2025).

As of the date hereof, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,654,199 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 8.4% of the Issuer's outstanding shares of Common Stock (based on 31,624,076 shares of Common Stock issued and outstanding as of July 29, 2025 as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on August 4, 2025).

As of July 29, 2025, Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,677,570 shares of Common Stock, all of which Mr. Auerbach has sole voting and dispositive power. The holdings of Mr. Auerbach represent an aggregate of approximately 8.5% of the Issuer's outstanding shares of Common Stock (based on 31,624,076 shares of Common Stock issued and outstanding as of July 29, 2025 as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on August 4, 2025).

As of July 29, 2025, Einodmil may be deemed to be the beneficial owner of an aggregate of 2,654,199 shares of Common Stock, all of which Einodmil has sole voting and dispositive power. The holdings of Einodmil represent an aggregate of approximately 8.4% of the Issuer's outstanding shares of Common Stock (based on 31,624,076 shares of Common Stock issued and outstanding as of July 29, 2025 as reported by the Issuer in its Registration Statement on Form S-1 filed with the SEC on August 4, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,677,570 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,654,199 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.

As of July 29, 2025, (i) Mr. Auerbach may be deemed to be the beneficial owner of an aggregate of 2,677,570 shares of Common Stock, all of which Mr. Auerbach has the sole voting and dispositive power, and (ii) Einodmil may be deemed to be the beneficial owner of an aggregate of 2,654,199 shares of Common Stock, all of which Einodmil has the sole voting and dispositive power.
Transactions in the class effected during the past sixty days:
Except for the July 3, 2025 Sales, there were no other transactions by the Reporting Persons in shares of Common Stock as of the date hereof or during the period commencing sixty (60) days prior to the date hereof.

Except for the July 3, 2025 Sales, there were no other transactions by the Reporting Persons in shares of Common Stock as of July 29, 2025 or during the period commencing sixty (60) days prior to July 29, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Joint Filing Agreement, dated as of January 17, 2025, signed by each of the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13D.

## Signatures
- Shalom Auerbach: /s/ Shalom Auerbach, Shalom Auerbach (08/18/2025)
- Einodmil LLC: /s/ Shalom Auerbach, Shalom Auerbach/Principal (08/18/2025)